UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                    Senior Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 20, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Home Products Corporation ("Parent")
         Tax I.D. 13-2526821

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  N/A
         (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         46,380,609, (includes 36,585,461 shares held by American Cyanamid Company ("ACY"), a wholly-owned subsidiary of Parent and also includes 7,204,176 shares of Immunex Common Stock held by Lederle Parenterals, Inc., a wholly-owned subsidiary of ACY)

8.       SHARED VOTING POWER

         -0-

9.       SOLE DISPOSITIVE POWER

         46,380,609, (includes 36,585,461 shares held by American Cyanamid Company ("ACY"), a wholly-owned subsidiary of Parent and also includes 7,204,176 shares of Immunex Common Stock held by Lederle Parenterals, Inc., a wholly-owned subsidiary of ACY)


10.      SHARED DISPOSITIVE POWER

         -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,380,609

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.2%

14.      TYPE OF REPORTING PERSON*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3") and Amendment No. 4, dated April 23, 1999 ("Amendment No. 4") is hereby further amended by this Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101. All defined terms as used in this Amendment No. 5 shall have the meanings assigned to such terms in the Note Agreement (as hereinafter defined) unless otherwise indicated herein.

     Item 2 of the Original Statement is hereby amended by deleting it in its entirety and substituting the following language:

     This statement is being filed by American Home Products Corporation, a Delaware corporation ("Parent") which has its executive offices at Five Giralda Farms, Madison, New Jersey 07940.

     Parent is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, agricultural products and animal health care.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of Parent, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     None of Parent or, to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3 of the Original Statement is hereby amended to add the following paragraph:

     The funds used by Parent to purchase the Note (as hereinafter defined) were entirely from the Working Capital of Parent, which may include funds sourced from commercial paper issued by Parent from time to time (including immediately preceding the purchase of the Note) under its cash management program.

     Item 4 is hereby amended by adding the following language:

(a) On May 20, 1999, Immunex and Parent entered into a Note Purchase Agreement (the "Note Agreement"), which is attached hereto as Exhibit VI and is hereby incorporated by reference herein, pursuant to which Immunex issued and sold to Parent a $450 million 3% Convertible Subordinated Note due 2006 (the "Note") which is attached hereto as Exhibit VII and is incorporated by reference herein. Parent acquired the Note for investment purposes. The Note was purchased by Parent for $450 million in cash and is convertible, at the option of the holder, into Immunex Common Stock, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, at any time until maturity on May 20, 2006, unless previously redeemed or repaid, at a conversion price of $173.68 per share, subject to adjustment in certain circumstances described in the Note Agreement ("Conversion Price"). Upon conversion, Immunex shall pay the holder any accrued and unpaid interest up to the date of conversion.

          The Note is not redeemable by Immunex prior to May 20, 2002. Commencing May 21, 2002, and until May 20, 2003, Immunex may redeem the Note for cash, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, upon not less than 45 nor more than 60 days prior written notice, at a redemption price equal to the face value of the Note plus any accrued and unpaid interest up to the date of redemption, if the Nasdaq closing price of Immunex Common Stock for 20 consecutive trading days up to and including the notice date equals or exceeds 120% of the Conversion Price. On and after May 21, 2003, and continuing thereafter until maturity, Immunex may redeem the Note for cash, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, upon not less than 45 nor more than 60 days prior written notice, at a redemption price equal to the face amount of the Note plus any accrued and unpaid interest up to the date of redemption, if the Nasdaq closing price of Immunex Common Stock for 20 consecutive trading days up to and including the notice date equals or exceeds the Conversion Price. The Note shall remain convertible until redeemed or repaid.

     Item 5 is hereby amended by adding the following language:

          As of May 20, 1999, Parent, together with its wholly-owned subsidiaries, holds 43,789,637 shares of Immunex Common Stock. As a result of purchasing the Note on May 20, 1999 which is immediately convertible by Parent into Immunex Common Stock, Parent became the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 2,590,972 additional shares of Immunex Common Stock underlying the Note which, combined with the shares previously owned by Parent, equals 46,380,609 shares of Common Stock. Parent's percentage beneficial ownership of Immunex Common Stock, excluding the Common Stock underlying the Note, equals 53.8% and, including the Common Stock issuable upon conversion of the Note, equals 55.2%, using 81,449,432 as the number of shares of Common Stock outstanding as of May 7, 1999 as set forth in the most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 filed by Immunex.

     Item 6 is hereby amended by adding the following language after the second paragraph:

          On May 20, 1999, Immunex and Parent entered into the Note Agreement (which is incorporated herein by reference to Exhibit VI to this Statement on Schedule 13D), pursuant to which Immunex issued and sold to Parent the Note (which is incorporated herein by reference to Exhibit VII to this Statement on Schedule 13D) and Immunex, Parent and ACY entered into an Amendment (the "Amendment") to the Governance Agreement, dated December 15, 1992, between Immunex and ACY (the "Governance Agreement") (which Amendment is incorporated herein by reference to Exhibit VIII to this Statement on
     Schedule 13D). The following descriptions of the Note Agreement, the Note and the Amendment and those contained in other items to this statement on
     Schedule 13D are qualified in their entirety by reference to the exhibits attached hereto which are incorporated by reference herein.

          The Note, which was purchased on May 20, 1999 by Parent for $450 million, bears interest at 3% per annum, payable semi-annually in arrears in cash on April 30 and October 30 of each year, commencing on October 30, 1999. The Note matures on May 20, 2006. The Note is convertible, at the option of the holder, into Immunex Common Stock, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, at any time until maturity, unless previously redeemed or repaid, at the Conversion Price of $173.68 per share, subject to adjustment in certain circumstances described in the Note Agreement. Upon conversion, Immunex shall pay the holder any accrued and unpaid interest up to the date of conversion.

          The Note is not redeemable by Immunex prior to May 20, 2002. Commencing May 21, 2002, and until May 20, 2003, Immunex may redeem the Note for cash, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, upon not less than 45 nor more than 60 days prior written notice, at a redemption price equal to the face value of the Note plus any accrued and unpaid interest up to the date of redemption, if the Nasdaq closing price of Immunex Common Stock for 20 consecutive trading days up to and including the notice date equals or exceeds 120% of the Conversion Price. On and after May 21, 2003, and continuing thereafter until maturity, Immunex may redeem the Note for cash, in whole or in part in an amount of at least $50 million and in increments of $1 million in excess thereof, upon not less than 45 nor more than 60 days prior written notice, at a redemption price equal to the face amount of the Note plus any accrued and unpaid interest up to the date of redemption, if the Nasdaq closing price of Immunex Common Stock for 20 consecutive trading days up to and including the notice date equals or exceeds the Conversion Price. The Note shall remain convertible until redeemed or repaid.

          The Note is subordinated to all existing and future indebtedness of Immunex related to borrowed money or like obligations that is not by its terms subordinated to other indebtedness of Immunex.

          Under the Note Agreement, Events of Default include (a) a default by Immunex in payment of the principal of or premium, if any, on the Note when due (including upon redemption); (b) default by Immunex for 30 days in payment of an installment of interest on the Note when due; (c) default by Immunex for 60 days after notice in the observance or performance of any other covenant in the Note transaction documents; (d) failure to perform any conversion and the continuation of such failure for at least 15 days;
     (e) certain events of insolvency, bankruptcy or reorganization; (f) default in respect of other indebtedness of Immunex or its subsidiaries exceeding $5 million; (g) the existence of a certain type of unsatisfied judgment against Immunex; or (h) other events of default specified in the Note Agreement.

          The Note Agreement includes representations and warranties with respect to the due organization of Immunex, the authorization for Immunex to enter into the Note Agreement and issue the Note, and certain other representations and warranties. In addition, the Note Agreement provides that Immunex will use the proceeds from issuance of the Note to fund the acquisition of additional assets as may be approved by the Immunex Board of Directors pursuant to the terms of the Governance Agreement and certain other covenants. In addition, the Note Agreement provides that Parent may transfer the Note, provided that Immunex shall have a six business day right to redeem the Note prior to such a transfer to an unaffiliated purchaser at a redemption price equal to the price proposed to be paid by such purchaser.

          In connection with the execution and delivery of the Note Agreement and the purchase and delivery of the Note, Immunex, Parent and ACY have entered into the Amendment pursuant to which the Governance Agreement has been amended to: (a) specify that the shares issuable upon conversion of the Note shall be deemed to be outstanding for certain purposes under the Governance Agreement and, accordingly, shall be included in (i) "Cyanamid's Interest" for purposes of Article IV; (ii) Cyanamid's "Pro Rata Share" for purposes of Section 2.01; (iii) Cyanamid's "Owned Shares" for purposes of
     Section 2.02 (and shall be deemed to be issued and outstanding as of the Quarterly Date immediately preceding the effective date of the Note); and
     (iv) "Registrable Securities" for purposes of Article VI; (b) specify that the Note shall not be deemed to be an interest in New Shares for purposes of Section 5.01(c) thereof, and that Parent shall have the right to transfer such Note in accordance with the terms of the Note Agreement, but that the Common Stock issuable upon conversion of such Note shall, when and if issued, be deemed to be New Shares for purposes of Article V; and (c) amend Section 6.03(d) of the Governance Agreement to increase the number of obligatory registrations from two to three.

     Item 7 is amended to add the following language at the end of item 7:

          Exhibit VI - Note Purchase Agreement ($450 million, 3% Convertible Subordinated Note due 2006), dated May 20, 1999, by and between Immunex and Parent.

          Exhibit VII - Note ($450 million, 3% Convertible Subordinated Note due
     2006), dated May 20, 1999, issued by Immunex to Parent.

          Exhibit VIII - Amendment, dated May 20, 1999, by and among Parent, ACY and Immunex, to the Governance Agreement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 1999

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ Robert G. Blount
                                                 Robert G. Blount
                                                 Senior Executive Vice President

                                                                      Schedule A


                       Executive Officers and Directors of
                       American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.


EXECUTIVE OFFICERS                  Position; Present Principal Occupation
------------------                  --------------------------------------

John R. Stafford                    Chairman, President and Chief
                                    Executive Officer

Robert G. Blount                    Senior Executive Vice President

Robert Essner                       Executive Vice President

Joseph J. Carr                      Senior Vice President

Louis L. Hoynes, Jr.                Senior Vice President and
                                    General Counsel

Robert I. Levy                      Senior Vice President-Science and
                                    Technology

William J. Murray                   Senior Vice President

David M. Olivier                    Senior Vice President

John R. Considine                   Vice President-Finance

Paul R. Jones                       Vice President and Comptroller

Rene R. Lewin                       Vice President-Human Resources

Thomas M. Nee                       Vice President-Taxes

DIRECTORS                           Position; Present Principal Occupation
-----------                         --------------------------------------

Clifford L. Alexander, Jr.          President of Alexander & Associates,
400 C Street, NE                    Inc.(consulting firm specializing in
Washington, D.C. 20002              Workforce Inclusiveness)

Frank A. Bennack, Jr.               President and Chief Executive Officer
The Hearst Corporation              of The Hearst Corporation
959 Eighth Avenue                   (owns and operates communications
New York, New York 10019            media)

Robert G. Blount                    Listed above

Robert Essner                       Listed above

John D. Feerick                     Dean, Fordham University
Fordham University                  School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte                    President and Chief Executive
2301 Main Street                    Officer, Blue Cross Blue Shield
Eighth Floor                        of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,                    Department Chair and Professor,
M.D., Ph.D                          Stanford University School of
Stanford University                 Medicine
School of Medicine
100 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg                  Chairman, and
Bell Atlantic                       Chief Executive Officer,
Corporation                         Bell Atlantic Corporation
1095 Avenue of the                  (telecommunications company)
Americas
New York, New York 10036

John R. Stafford                    Listed above

John R. Torell III                  Chairman, Torell Management Inc.
Torell Management Inc.              (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

                                  Exhibit Index


          Exhibit VI - Note Purchase Agreement ($450 million, 3% Convertible Subordinated Note due 2006), dated May 20, 1999, by and between Immunex and Parent.

          Exhibit VII - Note ($450 million, 3% Convertible Subordinated Note due
     2006), dated May 20, 1999, issued by Immunex to Parent.

          Exhibit VIII - Amendment, dated May 20, 1999, by and among Parent, ACY and Immunex, to the Governance Agreement.